FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of:        September, 2005

Commission File Number:      001-32570

ENTRÉE GOLD INC.
(Translation of registrant’s name into English)

Suite 1201, 1166 Alberni St. Vancouver, BC Canada V6E 3Z3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

September 28, 2005 (Date)	ENTRÉE GOLD INC. By: /s/ Greg Crowe Greg Crowe, President & CEO

DRILLING CONTINUES TO EXTEND HUGO NORTH ON
ENTRÉE’S COPPER FLATS

Vancouver, B.C., Wednesday September 28, 2005 — Entrée Gold Inc. (TSX-V: ETG; AMEX: EGI – “Entrée” or the “Company”) reports that drill hole EGD053 on the Copper Flats region of its Lookout Hill property has intersected high-grade copper and gold mineralization approximately 625 metres along-strike north of the joint Entrée – Ivanhoe Mines Ltd. (NYSE: IVN; TSX: IVN; – “Ivanhoe”) property boundary. The mineralization was encountered approximately 175 metres north of the most northerly previous intersection of the Hugo North deposit (EGD008).

Varying degrees of chalcopyrite and bornite mineralization were intersected in EGD053 between 1,312 and 1,496 metres down-hole. Lesser amounts of copper mineralization were intersected from 1,256 to 1,312 metres. A high-grade interval was intersected between 1,340 and 1,382 metres and yielded an average grade of 2.62% copper and 2.07 grams per tonne (“g/t”) gold, for a copper equivalent grade of 3.96% (see table, below). This interval occurred within a wider zone (1,326 – 1,396 metres) that averaged 1.79% copper and 1.26 g/t gold (copper equivalent grade of 2.61%). A lower mineralized intercept (1,418.3 – 1,496 metres) was encountered below a 22.3 metre dyke and yielded 77.7 metres of 0.96% copper and 0.30 g/t gold (copper equivalent grade of 1.15% copper).

The EGD053 mineralization commences at a vertical depth of approximately 1,200 metres and is interpreted to represent the upper portion of the extension of the Hugo North deposit. Elsewhere on Copper Flats, the deposit typically widens and becomes higher grade down-dip from the interpreted top of the system.

The mineralization intersected by hole EGD053 lies further to the west than had been anticipated, supporting previous indications that the Hugo North extension may be shifting back to the 010oN – 030oN orientation that it commonly has on Ivanhoe’s Oyu Tolgoi property. A daughter hole (EGD053A) currently is in progress to target the deposit approximately 100 metres below the EGD053 intercept.

Greg Crowe, Entrée’s President and CEO, commented: “The intersection in hole EGD053 is very significant. As was previously reported, hole ETG020, designed to test the Hugo North mineralized system approximately 450 metres north of hole EGD008 (300 metres north of hole EGD053), was lost due to technical difficulties at a down-hole depth of 1,119 metres — approximately 200 metres above the targeted depth of mineralization. With the success of EGD053, we now have confirmation that Hugo North remains open to the north.”

In addition to hole EGD053A, Ivanhoe is now drilling holes EGD082 and EGD081, collared, respectively, approximately 150 metres and 750 metres north of holes EGD053/053A. Ongoing, systematic testing will be required to document and fully understand the apparent change in trend of the system, as well as variations in thicknesses and grade along strike and down dip.

Other Ivanhoe/Entrée Project Drilling

Separately, hole OTD1218, collared on Ivanhoe’s Oyu Tolgoi property approximately 220 metres south of Entrée’s Copper Flats, has intersected strong copper and gold mineralization between 1,182 and 1,342 metres. The hole was drilled in a northwestward direction onto Entrée’s ground, so as to cut the Hugo North extension at close to a right angle, midway between the high-grade intercepts in holes EGD006 and EGD016.

OTD1218 returned a 114 metre interval averaging 4.33% copper and 2.64 g/t gold for a copper equivalent grade of 6.04% (see table, below), immediately overlain by a 46 metre interval averaging 1.34% copper and 0.16 g/t gold (copper equivalent grade of 1.45%). Several individual, 2 metre-wide samples within this mineralized zone yielded values in excess of 9% copper and 5 g/t gold. Hole OTD1218 confirms the presence and continuity of very high-grade copper and gold mineralization in the vicinity of previously-reported holes EGD006/6A and EGD016.

A second hole, OTD1219, has been collared due north of OTD1218, approximately 40 metres south of the Entrée – Ivanhoe boundary and is being drilled parallel to OTD1218. The hole is targeting the Hugo North extension midway between holes EGD016 and EGD008.

Summary of Significant Assays Include:

EGD053

Down-hole depth from — to metres	Interval metres	Copper %	Gold g/t	Copper Equivalent*%
1256 - 1312	56	0.05	0.01	0.06
1312 - 1326	14	0.30	0.02	0.31

1326 - 1396	70	1.79	1.26	2.61
Including:
1326 - 1340	14	0.56	0.02	0.58
1340 - 1382	42	2.62	2.07	3.96
1382 - 1396	14	0.53	0.10	0.60

1396 - 1418.3	22.3	ns:dykns:	dykns:	dyke
1418.3 - 1496	77.7	0.96	0.30	1.15
1496 - 1500	4	0.19	0.15	0.28
1500 - 1506.2	6.2	BATFauBAT	FauBAT	Fault

OTD1218

Down-hole depth from — to metres	Interval metres	Copper %	Gold g/t	Copper Equivalent*%
1048 - 1136	88	0.07	0.01	0.07
1136 - 1156	20	ns:	ns:	ns:
1156 - 1182	26	0.43	0.03	0.46
1182 - 1228	46	1.34	0.16	1.45
1228 - 1342	114	4.33	2.64	6.04
1342 - 1374	32	0.58	0.14	0.67

* Copper equivalent grades have been calculated using assumed metal prices (US$0.80/lb. for copper and US$350/oz. for gold); %Cu equivalent = %Cu + [Au(g/t)x(11.25/17.64)]

Independent Exploration Update

Entrée continues its independent exploration of its 100% owned Lookout Hill property. Two drill rigs are currently testing geophysical, geochemical and geological targets at Zones I/II and at Bayan Ovoo. A third rig is about to commence testing deeper, induced polarization geophysical targets at Zones I/II.

Separately, geophysical and geochemical surveys are now completed on the Company’s Ulziit Uul property, located approximately 120 kilometres north of Lookout Hill. Drilling of selected targets is expected to commence within the coming weeks.

QUALITY ASSURANCE AND CONTROL

Robert Cann, P.Geo., Entrée’s Vice-President, Exploration and a qualified person as defined by National Instrument 43-101, is responsible for the preparation of technical information in the Company’s news releases. SGS Mongolia LLC prepares the split core at the project site and assays all samples at its facility in Ulaanbaatar, Mongolia. Ivanhoe’s QA/QC program is monitored by independent consultant Dr. Barry Smee, P.Geo., and managed on site by Dale Sketchley, M.Sc., P.Geo. Prepared standards and blanks are inserted at the sample preparation lab at the project site to monitor the quality control of the assay data.

ABOUT ENTRÉE GOLD INC.

Entrée Gold Inc. (www.entreegold.com) is an junior mineral exploration company focused on gold and copper prospects. The Company is a large landholder in Mongolia’s south Gobi Desert, near the Chinese border. Entrée maintains 100% interest in the 179,590 hectare Lookout Hill (Shivee Tolgoi) property which completely surrounds Ivanhoe’s 8,500 hectare, Turquoise Hill (Oyu Tolgoi) holdings.

Under an “Earn-In Agreement” announced in October 2004, Ivanhoe has the right to earn an interest in approximately 22% (40,000 hectares) of Entrée’s Lookout Hill property. By the terms of the agreement, Ivanhoe must spend a minimum of US $20 million in order to earn any interest in the mineral rights to the project property and may acquire up to a 70% interest in mineralization above a depth of 560 metres and an 80% interest in mineralization below a depth of 560 metres by spending US$35 million. Thereafter, Entrée has the right to require Ivanhoe to fund its share of subsequent joint venture costs through to production, to be recovered from production cash flow.

Recent equity investments from Ivanhoe and Rio Tinto plc (NYSE: RTP; LSE: RIO.L – “Rio Tinto”), have increased the Company’s operating cash to approximately CDN$26 million and allowed it to expand its budgets for its independent exploration of its Lookout Hill and Ulziit Uul projects. The current program at Lookout Hill has been increased from US$3 million to an estimated US$5.1 million; while the program budget at Ulziit Uul has been increased from US$0.9 million to an estimated US$1.9 million.

Entrée is a Tier 1 listed company that trades on the TSX Venture Exchange under the symbol “ETG” and on the AMEX under the symbol “EGI”.

FURTHER INFORMATION

Primoris Group
Investor Relations
Tel:  866-368-7330
Email:  ETG@primorisgroup.com

or

Entrée Gold Inc.
Mona Forster, Business Manager
Tel:  604-687-4777
Website:  >www.entreegold.com

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

This news release contains forward-looking statements. Forward-looking statements are statements which relate to future events. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expects”, “plans”, “anticipates”, “believes”, “estimates”, “predicts”, “potential” or “continue” or the negative of these terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements.

While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggested herein. Except as required by applicable law, including the securities laws of the United States, the Company does not intend to update any of the forward-looking statements to conform these statements to actual results. Readers are referred to the sections entitled “Risk Factors” in the Company’s periodic filings with the British Columbia Securities Commission, which can be viewed at www.SEDAR.com, and with the United States Securities and Exchange Commission, which can be viewed at www.SEC.gov.